SECURITIES AND EXCHANGE
                      COMMISSION

               Washington, D.C.  20549

                     SCHEDULE 13D

      Under the Securities Exchange Act of 1934


                THE VIOLA GROUP, INC.

                  (NAME OF ISSUER)

        Common Stock, par value $0.01 per share

            (TITLE OF CLASS OF SECURITIES)

                    92759N 10 9

         CUSIP Number of Class of Securities)

               Andrew Benson
               3148 Dumbarton Street, N.W.
               Washington, D.C. 20007
               (202) 965-2448

               Copy To:
               Matthew A. Clary
               3110 Fairview Park Drive
               Suite 900
               Falls Church, Virginia 22042

      NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS)

                    August 18, 2000

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

     If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew Benson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (A)
     (B)      X

3.   SEC USE ONLY


4.   SOURCE OF FUNDS PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     10,917,642 (1)

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     10,917,642

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,917,642


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              33%

14.  TYPE OF REPORTING PERSON

              IN

(1) On August 17, 2000, Mr. Benson was awarded options to purchase 187,500 shares of Viola Common Stock. 50% of the award vested at the time of grant, 25% vests 08/17/01 and 25% vest 08/17/02. The numbers reflected in response to items 7, 9, and 11 include options exercised on August 18, 2000 to purchase 93,750 shares.



1.   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Reggie L. Phillips

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (A)
     (B)      X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     10,917,642 (2)

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     10,917,642

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,917,642

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    33%

14.  TYPE OF REPORTING PERSON

           IN

(2)On August 17, 2000, Mr. Phillips was awarded options to purchase 187,500 shares of Viola Common Stock. 50% of the award vested at the time of grant, 25% vests 08/17/01 and 25% vest 08/17/02. The numbers reflected in response to items 7, 9, and 11 include options exercised on August 18, 2000 to purchase 93,750 shares.


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John P. Cairns

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (A)
     (B)      X

3.     SEC USE ONLY


4.  SOURCE OF FUNDS

       PF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)

6.CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      4,362,057  (2)

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     4,362,057

10.NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
   SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,362,057

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   13%

14. TYPE OF REPORTING PERSON

               IN

 (3) On August 17, 2000, Mr. Cairns was awarded options to purchase 65,000 shares of Viola Common Stock. 50% of the award vested at the time of grant, 25% vests 08/17/01 and 25% vest 08/17/02. The numbers reflected in response to items 7, 9, and 11 include options exercised on August 18, 2000 to purchase 32,500 shares.


Item 1.          Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of The Viola Group, Inc.a New York corporation (the "Issuer"). The address of the Issuer's principal executive office is 1653 Haight Avenue, Bronx, New York 10461-1503.

Item 2.          Identity and Background

     The Statement is filed jointly on behalf of Andrew Benson, Reggie L. Phillips, and John P.
     Cairns (the "Joint Filers").

     Mr. Benson is President of the Issuer's wholly-owned subsidiary DataMEG, Corp. ("DataMEG"). Mr. Phillips is DataMEG's Chief Operating Officer. Mr. Cairns is the DataMEG's Vice-President for Development.

     The addresses for the Joint Filers are as follows:

Andrew Benson
3148 Dumbarton Street, NW
Washington, DC 20007

Reggie L. Phillips
3148 Dumbarton Street, NW
Washington, DC 20007

John P. Cairns
3148 Dumbarton Street, NW
Washington, DC 20007

     During the past five years, no Joint Filer has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

     Each of the Joint Filers acquired his shares requiring the filing of this statement in a share exchange (the "Share Exchange") between the Viola Group, Inc. ("Viola") and DataMEG Corporation ("DataMEG"). In the Share Exchange, all of the issued and outstanding shares of DataMEG were exchanged for shares of Viola's common stock, equaling upon completion of the Share Exchange, ninety percent (90%) of the issued and outstanding voting capital stock of Viola. In the Share Exchange stockholders of DataMEG were issued 29,700,000 shares of Viola common stock and DataMEG became a wholly owned subsidiary of Viola.

Item 4.          Purpose of Transaction

     The Joint Filers acquired 25,977,341 Viola shares pursuant to the Share Exchange.

     As contemplated by the Agreement and Plan of Share Exchange, promptly upon compliance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14(f)-1 promulgated thereunder, two additional designees of DataMEG will be appointed to serve the vacant unexpired terms of office of former member of the Issuer's Board of Directors.


     Each of the Joint Filers intends to exercise his rights as a substantial stockholder of the Issuer.

     Apart from the foregoing, none of the Joint Filers have any other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, each of the Joint Filers may determine to purchase additional shares of the Issuer's Common Stock or may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.          Interest in Securities of the Issuer

     (a) and (b) The Issuer's total issued and outstanding capital stock is 33,245,000 shares of Common Stock. In the aggregate, the Joint Filers acquired 25,977,341 shares or 78.7% of the Issuer's issued and outstanding Common Stock in the transaction requiring the filing of this statement.

     (c) Pursuant to the Share Exchange between Viola and DataMEG, the Joint Filers acquired 25,977,341 shares of Common Stock, in the aggregate.
Mr. Benson obtained 10,823,892 Viola shares in exchange for 5,437,500 DataMEG shares. Mr. Phillips obtained 10,823,892 Viola shares in exchange for 5,437,500 DataMEG shares. Mr. Cairns obtained 4,329,557 Viola shares in exchange for 2,175,000 DataMEG shares. On August 18, 2000 Messrs. Benson, Phillips and Cairns exercised options to purchase, respectively, 93,750 shares, 93,750 shares and 32,500 share of Common Stock.

     There have been no other transactions in the Issuer's Common Stock that were effected by or on behalf of the Filing Group in the past 60 days.

     (d) The Agreement and Plan of Share Exchange provides that promptly upon compliance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14(f)-1 promulgated thereunder, two designees of DataMEG shall be appointed to serve the vacant unexpired terms of office of former Directors of Viola's Board of Directors. The effect of the forgoing would be to put designees of DataMEG, the acquired corporation, in control of the Company's Board of Directors, without a vote of the stockholders. Rule 14(f)-1 requires the dissemination of certain information regarding the director designees who will take control of the Viola Board to all Viola stockholders ten (10) days prior to their taking office, however, it does not empower stockholders to vote on such matter. DataMEG has not determined who its designees to the Viola Board of Directors will be.


     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No member of the Filing Group is a party to any contract, arrangement, understanding or relationship with any person, with respect to securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits

     Agreement and Plan of Share Exchange (the "Agreement") dated April 24, 2000, by and between DataMEG Corporation, a Virginia corporation and The Viola Group, Inc., a New York corporation.


EXHIBIT INDEX

Exhibit #1:     Agreement and Plan of Share Exchange (the "Agreement")
dated April 24, 2000, by and between DataMEG Corporation, a Virginia corporation and The Viola Group, Inc., a New York corporation.


SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this First Amended Statement on Schedule 13D is true, complete and correct.

                            /s/  Andrew Benson
                                 ________________
                                 Andrew Benson


Dated: August 18, 2000



SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.


                            /s/  Reggie L. Phillips
                                 ______________________
                                 Reggie L. Phillips


Dated: August 18, 2000


SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.


                            /s/  John P. Cairns
                                 _______________________
                                 John P. Cairns
Dated: August 18, 2000